EXHIBIT 99.1
Satyam Lists on Euronext Amsterdam
• Move reflects Satyam’s growing European footprint
• Euronext Amsterdam ticker symbol is SAYE
Amsterdam, Jan. 23, 2008—Satyam Computer Services Ltd. (NYSE:SAY), a leading business and information technology services provider, today announced that it has listed its American Depositary Shares (ADSs) on Euronext Amsterdam, which is part of NYSE Euronext. The listing and trading of the ADSs on Euronext Amsterdam commenced today at 12:30 p.m. CET. Satyam’s ADSs are also listed on the NYSE. The secondary listing of ADSs on Euronext Amsterdam reflects Satyam’s growing customer base, as well as its expanding pool of investors, in Europe. It also enables Satyam to “globalize” its ADSs.
“Listing with Euronext Amsterdam will provide numerous benefits to the exchange’s customers, and to Satyam’s investors,” said Satyam Chairman Ramalinga Raju. “In addition to making investing in Satyam easier, it enables extended trading. That is, investors can purchase ADSs on Euronext Amsterdam and sell them on the NYSE the same day.”
“We are proud to join the other high-profile European organizations on Euronext, several of which are Satyam clients,” Raju added. “It demonstrates Satyam’s commitment to helping European companies use IT and enhanced business processes to solve complex business problems.”
The listing makes Satyam the first company to be listed on each of the NYSE, Euronext Amsterdam and India’s National Stock Exchange (NSE). NYSE owns a 5 percent stake in the NSE. Yesterday, Satyam became the first NSE-listed organization to be honored with the opening bell-ringing duties in 2008. Further, Satyam is the first global company to use the AFM’s Fast Path application—an expedited method—to cross-list on Euronext Amsterdam.

Reporting requirements for investors
Pursuant to the Dutch Financial Markets Supervision Act (FMSA), each person who knows or reasonably should know that his or her holding of voting rights and/or interest in Satyam’s equity shares (including ADSs) directly or indirectly equal 5% or more at the time of the admission of Satyam’s ADSs to listing and trading on Euronext Amsterdam (i.e. on the date hereof) must without delay notify the Netherlands Authority for the Financial Markets (AFM) by means of a notification form prescribed by the AFM.
After the admission of Satyam’s ADSs to listing and trading on Euronext Amsterdam (i.e. on or after the date hereof), any person who directly or indirectly acquires or disposes of an interest in Satyam’s equity shares (including ADSs) or voting rights and that person knows or should reasonably know that, as a result of such acquisition or disposal, such person’s interest in Satyam’s equity shares (including ADSs) or voting rights directly or indirectly meets, exceeds or falls below certain statutory thresholds, must without delay notify the AFM by means of a notification form prescribed by the AFM. The relevant thresholds are: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.
In order to make sure that investors can accurately calculate their interest, Satyam is required to report to the AFM certain changes in Satyam’s issued capital and votes. The AFM publishes the reported changes on its website. Any investor whose direct or indirect interest in Satyam’s equity shares (including ADSs) or voting rights meets, exceeds or falls below the thresholds referred to above as a result of a change in Satyam’s share capital or voting rights must notify the AFM no later than the fourth trading day after the AFM has published such change on its website.
Any person who does not comply with the AFM reporting requirements could be subject to administrative and criminal sanctions for intentional disregard of obligation and third parties may request that certain of such shareholder’s rights be suspended.
The notifications with the AFM may be made electronically via the AFM’s internet portal to which access may be obtained through the AFM’s website at https://www.loket.afm.nl/loket/en-GB/default2.aspx. Alternatively, the shareholders may notify the AFM by completing the appropriate notification form available on the AFM’s website (http://www.afm.nl/corporate/default.ashx?DocumentId=9572) and sending the form by fax and regular mail to the AFM.
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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and 61* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 49,199* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 630* clients, including more than one third of the Fortune 500. For more information, see www.satyam.com.
*As of Dec. 31, 2007
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Satyam Contacts
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global PR representatives at:

India	Vishwesh Iyer vishweshiyers@ogilvy.com + 91-022-44344086, 09820053697
US	Siobhan Aalders Siobhan.Aalders@ogilvypr.com +1-212-880 5341, +1 347 387 0733
UK	Clare Gibbins clare.gibbins@uk.ogilvypr.com +44-20-7309 1037
Europe	Priti Thakker priti_thakker@satyam.com +44-77173 45581
Asia-Pacific	Reshma Wad Jain, Reshma@wer1.net +65 6737 4844, +65 981 40507 Dan Bleakman, dan@howorth.com.au + 61 2 8281 3823
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2007, furnished to the United States Securities and Exchange Commission on October 31, 2007 and the other reports filed with the United States Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov.
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This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Satyam and that will contain detailed information about Satyam and its management, as well as financial statements.